





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68822

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BSP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3290 NORTHSIDE PKWY, SUITE 800
(No. and Street)

ATLANTA	GA	30327
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT L. BURROWS JR. (404) 848-1571
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PORTER KEADLE MOORE, LLC
(Name – *if individual, state last, first, middle name*)

235 PEACHTREE ST. NE, SUITE 1800	ATLANTA	GA	30303
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, ROBERT L. BURROWS JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BSP SECURITIES, LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALISON MITCHELL PICKETT
NOTARY PUBLIC
FULTON COUNTY, GEORGIA
MY COMMISSION EXPIRES MARCH 17, 2020

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

BSP SECURITIES, LLC

Financial Statements
For the Year Ended December 31, 2017
With
Report of Independent Registered Public
Accounting Firm



Porter Keadle Moore
CPAs | Advisors | www.pkm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
BSP Securities, LLC
Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BSP Securities, LLC (the Company) as of December 31, 2017, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information contained in Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Porter Keadle Moore, LLC

We have served as the Company's auditor since 2012.

Atlanta, Georgia
February 21, 2018

BSP SECURITIES, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	1,682,227
Receivable from non-customers		44,516
Prepaid expenses - related party		87,334
Prepaid expenses and deposits		17,141
Total Assets	$	1,831,218

Liabilities and Member's Equity

Accounts payable	$	14,894
Deferred revenue		682,962
Total Liabilities		697,856
Member's equity		1,133,362
Total Liabilities and Member's Equity	$	1,831,218

See accompanying notes.

BSP SECURITIES, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)
Statement of Operations
For the year ended December 31, 2017

Revenue:		
Investment banking fees	$	10,837,309
Other		256,155
Total revenues		11,093,464
Expenses:		
Compensation and benefits		1,196,992
Business Development		175,788
Occupancy and equipment		169,877
Professional fees		151,135
Travel, meals, and entertainment		111,117
Communication and data processing		86,229
Licenses and registration		63,407
Compensation - other broker-dealers		44,000
Advertising and promotion		14,484
Other		175,026
Total expenses		2,188,055
Net Income	$	8,905,409

See accompanying notes.

3

BSP SECURITIES, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)
Statement of Changes in Member's Equity
For the year ended December 31, 2017

Balance, December 31, 2016	$	627,953
Member Distributions		(8,400,000)
Net Income		8,905,409
Balance, December 31, 2017	$	1,133,362

See accompanying notes.

BSP SECURITIES, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)
Statement of Cash Flows
For the year ended December 31, 2017

Cash flows from operating activities:		
Net income	$	8,905,409
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Receivable from non-customers		28,989
Prepaid expenses - related party		13,323
Prepaid expenses and deposits		(6,123)
Accounts payable and payables to broker-dealers		(75,613)
Deferred revenue		682,962
Net cash provided by operating activities		9,548,947
Cash flows from financing activities:		
Member's distributions		(8,400,000)
Cash used by financing activities		(8,400,000)
Net increase in cash and cash equivalents		1,148,947
Cash at beginning of period		533,280
Cash at end of the period	$	1,682,227

See accompanying notes.

BSP Securities, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)
Notes to the Financial Statements
December 31, 2017

Note 1 — Description of Business and Summary of Significant Accounting Policies

Business
BSP Securities, LLC (the "Company") is a Georgia limited liability company formed on September 15, 2010 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Section 15(b) of the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides investment banking services primarily to small and mid-sized banks in the southeastern United States.

Per its FINRA membership agreement, the Company is permitted to be an underwriter or selling group participant in firm commitment underwritings (directing clients to deal managers for transaction executions), private placements of securities, and merger and acquisition services. The Company's primary source of revenue is providing merger and acquisitions services to small and mid-sized banks and thrifts.

Basis of Presentation and Use of Estimates
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Receivable from Non-Customers
Receivable from non-customers represents money due to the Company from a client where services have been rendered. The Company believes the full amount of the receivable is collectable; therefore, no allowance for doubtful accounts has been recorded in these financial statements.

Deferred Revenues
Deferred revenues arising from investment banking fees that have not closed and non-refundable retainers are recognized as revenues when considered earned.

Investment Banking
Investment banking revenues include fees earned from providing merger and acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date and sales concessions on settlement dates. Advisory fees are recorded as earned.

Income Taxes
As a limited liability corporation, the tax consequences of the Company's operations all pass through to the member. Accordingly, the Company's financial statements do not include a provision for income taxes.

GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Management has analyzed the tax positions taken by the Company and has concluded that, as of December 31, 2017, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the Company's financial statements. The Company has recognized no interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Concentration of Credit Risk
The Company maintains cash balances at banks or other financial institutions. At various times during the year, these balances may exceed the $250,000 FDIC insurance limit.

BSP Securities, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)
Notes to the Financial Statements
December 31, 2017

Note 1 — Description of Business and Summary of Significant Accounting Policies (continued)

Limitation of Member Liability
Member liability is limited to the amount of capital contributed under Georgia limited liability corporation law.

New Accounting Pronouncements
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The Company will adopt ASU 2014-09 effective January 1, 2018. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgment and make more estimates than under current guidance. Management expects the adoption to not have an impact on its financial statements.

Note 2 — Related Party Transactions

Banks Street Partners, LLC (the "Parent"), the 100% owner of the Company, provides ongoing administrative support, management, office space, office equipment and other services under a written Services Agreement. During the year ended December 31, 2017, the Company recorded service fees totaling $1,720,199 under the agreement. In 2017, the Company prepaid $392,041 of shared expenses for 2017 and 2018. The balance of the prepaid asset is $87,334 at December 31, 2017. The Services Agreement can be cancelled at any time with consent of the Parent.

Note 3 — Net Capital Requirements

The Company is subject to the U.S. SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Company maintain minimum net capital equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $984,371 as defined, which was $884,371 in excess of its required minimum net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 70.89 at December 31, 2017.

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

Note 4 — Subsequent Events

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through the date on which the financial statements were issued and nothing material was found.

Note 5 – Contingecies

The Company has no contingencies at December 31, 2017.

BSP SECURITIES, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2017

Schedule I

Computation of Net Capital

Member's equity	$	1,133,362
Non-allowable assets		
Receivable from non-customers		44,516
Prepaid expenses and deposits		104,475
Total non-allowable assets		148,991
Net capital		984,371
Minimum net capital required to be maintained (greater of $100,000 or		
(6 2/3% of aggregate indebtedness)		100,000
Net capital in excess of requirement	$	884,371
Computation of aggregate indebtedness:		
Aggregate indebtedness	$	697,856
Percentage of aggregate indebtedness to net capital		70.89%

Reconciliation with Company's computation (included in Part II of its
FOCUS Report as of December 31, 2017)

Net capital, as reported in Company's Part II (unaudited)		
FOCUS Report as filed	$	984,371
adjustments		-
Net capital, per above	$	984,371

BSP SECURITIES, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from compliance with Rule 15c3-3 under Section k(2)(i) of the Rule. The Company does not carry securities accounts for customers, perform custodial functions relating to customer securities, or clear or introduce customer transactions. The Company was in compliance with the conditions of the exemption as of December 31, 2017

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from compliance with Rule 15c3-3 under Section k(2)(i) of the Rule. The Company does not carry securities accounts for customers, perform custodial functions relating to customers securities, or clear or introduce customer transactions. The Company was in compliance with the conditions of the exemption as of December 31, 2017.



SECURITIES

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 7, 2018

Porter Keadle Moore, LLC
235 Peachtree Street, NE
Suite 1800
Atlanta, GA 30303

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

BSP Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2017.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: _____

Name: Robert L. Burrows, Jr.

Title: CEO



CPAs | Advisors | www.pkm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
BSP Securities, LLC
Atlanta, Georgia

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) BSP Securities, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which BSP Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (the exemption provisions) and (b) BSP Securities, LLC stated that BSP Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BSP Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BSP Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

Porter Keadle Moore, LLC

Atlanta, Georgia
February 21, 2018

235 Peachtree Street, NE | Suite 1800 | Atlanta, GA 30303 | Phone 404.588.4200 | 404.588.4222
A member of Allinial Global